Exhibit 99.1

GOLD ROYALTY CORP. Publishes Inaugural Sustainability Report & Asset Handbook and Announces Investor DAy on May 16, 2023

Vancouver, British Columbia – May 1, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the publication of its inaugural Sustainability Report and Asset Handbook. The Company will also be hosting an in-person Investor Day on the morning of May 16, 2023 in Toronto to provide a strategic update of Gold Royalty’s business and an overview of its royalty portfolio. A webcast of the Investor Day will also be available.

David Garofalo, Chairman and CEO of Gold Royalty, commented, “The publication of our inaugural Sustainability Report and Asset Handbook marks a significant milestone for Gold Royalty. In the 24 months since our IPO we have made rapid progress, from a portfolio of 18 royalties, to over 200 royalties with 75 partners today. The Company is now at an inflection point as our key royalty assets begin to enter production. Our objective of these reports is to assist stakeholders in understanding the fundamental value of our assets and our commitment to building a sustainable long-term business.”

2023 Asset Handbook

The 2023 Asset Handbook provides a comprehensive overview of our diverse royalty portfolio and the key assets fueling our growth. In just over two years, Gold Royalty has built a portfolio of over 200 royalties anchored in the best mining jurisdictions in the world on Tier 1, long-life assets that are operated by the largest and best capitalized mining companies in the industry. Gold Royalty’s operating partners continue to add value through exploration with over 700,000 meters of drilling across the portfolio in 2022, unlocking significant upside through new discoveries, reserve and resource additions and mine life extensions and expansions, all at no cost to the Company.

2022 Sustainability Report

Gold Royalty is proud of its numerous sustainability accomplishments in 2022, with a variety of initiatives that have supported business growth, enhanced corporate governance, and boosted our ESG performance. These include:

●	Launched sustainability program and appointed a VP, ESG and Sustainability.
●	Approved updated ESG and Sustainability Policy, Anti-Corruption Policy, Insider Trading Policy, and Code of Conduct for Partners and Suppliers.
●	Contributed to diverse community causes, including arts, culture and mental health.
●	Developed agreement with property manager to measure Scope 1 and 2 carbon emissions from the Company’s corporate office in 2023.
●	Reviewed 100% of new royalty and streaming agreements and opportunities with enhanced ESG due diligence, screening out approximately 11% of opportunities due to ESG-related risk or performance concerns.
●	Became a signatory to the United Nations Global Compact.

The 2023 Asset Handbook and 2022 Sustainability Report are available on Gold Royalty’s website: www.goldroyalty.com

Investor Day

Gold Royalty’s management team will host an in-person Investor Day on May 16, 2023 from 9:00 am ET to 12:00 pm ET in Toronto to provide a strategic update of Gold Royalty’s business, a review of its assets and to review the Company’s inaugural Sustainability Report and Asset Handbook. A webcast of the presentation will also be available.

Interested investors and analysts are invited to participate as follows:

●	In-Person (space limited): Please contact Jennifer Choi at jchoi@irinc.com or Peter Behncke at pbehncke@goldroyalty.com to confirm your interest in attending in person and for additional details on the event.
●	Virtual Webcast: Register for the event here: https://www.bigmarker.com/vid-conferences/GOLD-ROYALTY-INVESTOR-DAY

A replay of the event will be available on the Gold Royalty website following the presentation.

Q1 2023 Results Release Date

Gold Royalty will release its quarterly financial and operating results for the three months ending March 31, 2023 on Thursday, May 11, 2023, after market close. The Company intends to discuss these results as part of its Investor Day on May 16, 2023.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: expectations regarding the development of the projects underlying the Company’s royalty interests; expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s royalty interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.